United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes       No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes       No   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes       No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CVRD to pay dividend to shareholders on October 29

Rio de Janeiro, October 13, 2004 – The Board of Directors of Companhia Vale do Rio Doce (CVRD), approved today the payment of the second installment of the 2004 minimum dividend to shareholders, as well as an additional dividend.

1.	Minimum dividend:

The minimum dividend for the year 2004 was announced on January 28, establishing the amount of US$550 million to be distributed in two equal installments during the year. The first installment, in the form of interest on shareholders equity, was paid commencing on April 30.

The payment of the second installment will also be made in the form of interest on shareholders equity, for the amount of R$ 781,003,702.56 (seven hundred and eighty one million, three thousand, seven hundred and two reais and fifty-six cents), corresponding to R$ 0.67 (sixty seven cents) for common or preferred shares. This amount equals to US$ 0.24 per common or preferred share.

2.	Additional dividend:

An additional dividend for this year was proposed on September 30, for the amount of US$ 250 million, and will be paid on October 29, as follows:

❑	R$ 419,643,780.48 (four hundred and nineteen million, six hundred and forty-three thousand, seven hundred and eighty reais and forty-eight cents) in the form of interest on shareholders equity, equivalent to R$ 0.36 (thirty-six cents) per common or preferred share. This value corresponds to US$ 0.13 per common or preferred share.

❑	R$ 279,762,520.32 (two hundred and seventy-nine million, seven hundred and sixty-two thousand, five hundred and twenty reais and thirty-two cents) in the form of dividends, equivalent to R$ 0.24 (twenty-four cents) per common or preferred share. This amount corresponds to US$ 0.08 per common or preferred share.

The values in Brazilian reais (BRL) were obtained from the conversion of the US dollar (USD) amount per share, using the USD/BRL exchange rate bid value (Ptax – option 5) informed by the Central Bank of Brazil on October 11, 2004, of R$ 2.8318 per US dollar.

On the distribution of interest on shareholders equity, a 15% withholding income tax will be levied, in due observance of Law nº 9,249 of December 26, 1995.

There will be no withholding income tax on the distribution of dividends, in due observance of Law nº 9,249 of December 26, 1995.

Therefore, on October 29, 2004, an amount of R$ 1,480,410,003.36 (one billion, four hundred and eighty million, four hundred and ten thousand, and three reais and thirty-six cents) will be distributed to shareholders, corresponding to R$ 1.27 (one real and twenty-seven cents) per common or preferred share.

The record date for CVRD shares traded on Bovespa, the São Paulo Stock Exchange, is today, October 13, 2004. For the Company’s American Depository Receipts (ADRs) traded on the NYSE, the New York Stock Exchange, the record date will be October 18, 2004. All shareholders on these respective record dates will have the right to the dividend payment. CVRD shares will trade ex-dividend in both markets from tomorrow, October 14, 2004.

During 2004, CVRD will be distributing to its shareholders R$ 1.95 (one real and ninety-five cents) per common or preferred share, which represents an increase of 16.1% compared to the amount paid in 2003.

The payment announced is in accordance with CVRD’s Dividend Policy, approved and publicly announced on November 13, 2002. In defining this policy, a pioneer move in Latin America, the Company’s main objective was to reduce uncertainty for the shareholder, who is informed of the minimum dividend to be distributed for the year, in January of each year.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: October 14, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa Chief Financial Officer